Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	March 15, 2024

OFS Credit Company, Inc.
$130,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, and Amendment No. 5 thereto, dated August 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to March 14, 2024, we sold a total of 6,822,650 shares of common stock at a weighted average price of $10.59 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $71.3 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

February 2024 Financial Update
On March 15, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of February 29, 2024 is between $7.48 and $7.58. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 29, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2024, which will be reported in our Semi-Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after February 29, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by elevated interest and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this February 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

FIRST QUARTER 2024 HIGHLIGHTS AND FINANCIAL RESULTS
FIRST QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $4.6 million, or $0.29 per common share, for the fiscal quarter ended January 31, 2024. This compares to NII of $5.3 million, or $0.36 per common share, for the fiscal quarter ended October 31, 2023. The decrease in net investment income per common share was primarily due to a decrease in interest income. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)1 of $7.2 million, or $0.45 per common share, for the fiscal quarter ended January 31, 2024. This compares to Core NII of $9.1 million, or $0.62 per common share, for the fiscal quarter ended October 31, 2023. The decrease in Core NII was primarily due to a decrease in total waterfall payments from CLO equity investments of $1.3 million, to $8.8 million.
•Net asset value (“NAV”) per common share of $7.68 as of January 31, 2024, an increase of $0.13 from NAV of $7.55 as of October 31, 2023.
•During the fiscal quarter ended January 31, 2024, the earned income yield of our investment portfolio at amortized cost was 14.81%.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of January 31, 2024	As of October 31, 2023
Investment portfolio, at fair value	$177.6	$168.1
NAV per common share	7.68	7.55

	For the Fiscal Quarter Ended
(Per common share)	January 31, 2024	October 31, 2023
Net investment income	$0.29	$0.36
Net realized loss on investments	(0.12)	—
Net unrealized appreciation (depreciation) on investments	0.27	(0.23)
Net earnings	$0.44	$0.13

Reconciliation of Core NII — Non-GAAP[1]
Net investment income	$0.29	$0.36
CLO equity adjustments	0.16	0.26
Core NII	$0.45	$0.62
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of January 31, 2024, the total fair value of our investment portfolio was approximately $177.6 million, which was equal to approximately 78.8% of amortized cost. For the quarter ended January 31, 2024, our CLO equity cash flow yield was 20.12% based on amortized cost.

Portfolio Overview ($ in millions)	As of January 31, 2024	As of October 31, 2023
Investment portfolio, at fair value	$177.6	$168.1
Total number of portfolio companies	82	83
Weighted-average effective yield	13.59%	14.16%

	For the Fiscal Quarter Ended
Portfolio Activity ($ in millions)	January 31, 2024	October 31, 2023
CLO equity investments	$7.5	$9.7
CLO debt investments	1.9	21.9
Loan accumulation facility investments	5.7	4.9
Total investments	$15.1	$36.5
Weighted-average effective yield - period end	14.22%	16.62%

	As of January 31, 2024
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$174.4	$124.7
CLO debt investments	42.7	44.7
Loan accumulation facility investments	7.3	7.3
Other CLO equity-related investments	0.9	0.9
Total investments	$225.3	$177.6
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended January 31, 2024, interest income decreased by $0.6 million to $8.4 million compared to the prior quarter. The decrease in interest income was primarily due to non-recurring interest income recognized upon the repayment of a loan accumulation facility during the prior quarter.
Expenses
During the fiscal quarter ended January 31, 2024, total expenses increased by $0.1 million to $3.8 million compared to the prior quarter, primarily due to an increase in professional fees and other expenses, and partially offset by a decrease in incentive fees.
Net realized and unrealized gain (loss)
During the fiscal quarter ended January 31, 2024, net gain on investments of $2.3 million was comprised of net unrealized appreciation of $4.2 million, partially offset by net realized losses of $1.9 million. Net unrealized appreciation of $4.2 million was primarily due to meaningful tightening in debt spread levels and an increase in underlying collateral loan prices during the quarter.

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of January 31, 2024
(unaudited)
Assets:
Investments, at fair value (amortized cost of $225,314,651)	$177,635,351
Cash and cash equivalents	6,872,267
Interest receivable	697,227
Other assets	245,620
Total assets	185,450,465

Liabilities:
Preferred stock (net of deferred issuance costs of $1,124,793)	59,875,207
Payable to adviser and affiliates	2,646,700
Other liabilities	380,000
Total liabilities	62,901,907

Net assets	$122,548,558

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 15,948,379 shares issued and outstanding	$15,948
Paid-in capital in excess of par	163,279,546
Total accumulated losses	(40,746,936)
Total net assets	$122,548,558

Net asset value per common share	$7.68

OFS Credit Company, Inc.
Statement of Operations

Three Months Ended
January 31, 2024
(unaudited)
Investment income:
Interest income	$8,439,715

Operating expenses:
Interest expense	979,848
Incentive fees	1,147,589
Base management fees	811,596
Administration fees	338,743
Professional fees	300,011
Other expenses	271,571
Total operating expenses	3,849,358

Net investment income	4,590,357

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(1,851,708)
Net change in unrealized appreciation on investments	4,201,599
Net gain on investments	2,349,891

Net increase in net assets resulting from operations	$6,940,248

Weighted-average common shares outstanding	15,925,117

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until our tax returns are prepared after the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended January 31, 2024 and October 31, 2023 (unaudited):

	For the Fiscal Quarter Ended January 31, 2024		For the Fiscal Quarter Ended October 31, 2023
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$4,590,357	$0.29	$5,330,023	$0.36
CLO equity adjustments	2,649,680	0.16	3,798,856	0.26
Core NII	$7,240,037	$0.45	$9,128,879	$0.62

SCHEDULE OF INVESTMENTS AS OF JANUARY 31, 2024
On March 8, 2024, the Company filed its monthly report on Form N-PORT for the month ended January 31, 2024, which included the Schedule of Investments as of January 31, 2024. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XX, Ltd.
Mezzanine Debt - Class E	14.74%	(SOFR + 9.43%)	10/13/2022	10/19/2035	$2,000,000	$1,874,663	$2,021,492	1.9%

Atlas Senior Loan Fund XXI, Ltd.
Mezzanine Debt - Class E	14.62%	(SOFR + 9.04%)	7/20/2023	7/20/2035	1,450,000	1,339,972	1,469,484	1.2%

Birch Grove CLO 5, Ltd.
Mezzanine Debt - Class E	13.97%	(SOFR + 8.65%)	4/28/2023	4/20/2035	3,000,000	2,925,104	3,013,833	2.5%

Birch Grove CLO 6, Ltd.
Mezzanine Debt - Class E	14.51%	(SOFR + 8.93%)	7/7/2023	7/7/2035	2,500,000	2,432,109	2,522,805	2.1%

Brightwood Capital MM CLO 2023-1, Ltd.
Mezzanine Debt - Class D	11.85%	(SOFR + 6.46%)	9/28/2023	10/15/2035	807,080	784,248	784,248	0.6%
Mezzanine Debt - Class E	15.75%	(SOFR + 10.36%)	9/28/2023	10/15/2035	1,882,451	1,704,944	1,704,944	1.4%
					2,689,531	2,489,192	2,489,192	2.0%
Elevation CLO 2023 - 17
Mezzanine Debt - Class E	13.55%	(SOFR + 8.16%)	11/16/2023	10/20/2036	2,000,000	1,883,651	1,883,651	1.5%

Empower CLO 2023-2, Ltd.
Mezzanine Debt - Class E	13.56%	(SOFR + 8.25%)	8/22/2023	7/15/2036	2,000,000	2,000,000	2,017,040	1.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Fortress Credit BSL X Limited
Mezzanine Debt - Class E	12.52%	(SOFR + 6.94%)	8/1/2023	7/23/2032	$2,500,000	$2,260,946	$2,451,362	2.0%

Fortress Credit Opportunities VII CLO Limited
Mezzanine Debt - Class E	12.72%	(SOFR + 7.14%)	8/1/2023	4/20/2033	3,750,000	3,360,685	3,688,061	3.0%

Gallatin CLO X 2023-1, Ltd.
Mezzanine Debt - Class E	13.53%	(SOFR + 8.22%)	9/7/2023	10/14/2035	4,000,000	3,780,988	4,022,293	3.3%

LCM 31 CLO
Mezzanine Debt - Class E	12.66%	(SOFR + 7.08%)	12/18/2020	1/20/2032	250,000	248,871	244,701	0.2%

Sandstone Peak CLO II
Mezzanine Debt - Class E	14.11%	(SOFR + 8.79%)	6/9/2023	7/20/2036	2,800,000	2,697,955	2,821,867	2.3%

Sound Point CLO 36, Ltd.
Mezzanine Debt - Class E	14.13%	(SOFR + 8.81%)	8/9/2023	7/26/2030	2,500,000	2,348,747	2,522,384	2.1%

Sycamore Tree CLO 2023-2
Mezzanine Debt - Class E	14.26%	(SOFR +8.94%)	2/22/2023	4/20/2035	4,000,000	3,852,866	4,007,500	3.3%

Sycamore Tree CLO 2023-3
Mezzanine Debt - Class E	13.98%	(SOFR + 8.66%)	4/14/2023	4/20/2035	3,000,000	2,886,579	3,008,384	2.5%

Trinitas CLO XX, Ltd.
Mezzanine Debt - Class E	13.47%	(SOFR + 8.15%)	8/3/2023	7/20/2035	6,000,000	5,848,516	6,047,263	4.9%

VCP CLO II
Mezzanine Debt - Class E	13.98%	(SOFR + 8.40%)	2/19/2021	4/15/2031	500,000	491,141	500,376	0.4%

Total CLO Debt Securities					$44,939,531	$42,721,985	$44,731,688	36.8%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Equity Securities(6)

Allegro CLO VII, Ltd.
Subordinated Notes	9.37%		2/14/2019	6/13/2031	$3,100,000	$1,428,568	$607,814	0.5%

Allegro CLO 2021-2, Ltd.
Subordinated Notes	18.74%		8/23/2021	10/15/2034	5,000,000	3,861,423	3,170,392	2.6%

Allegro CLO XV, Ltd.
Subordinated Notes	21.59%		6/10/2022	7/20/2035	4,640,000	3,326,844	3,254,656	2.7%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	9.31%		10/5/2018	4/13/2031	2,100,000	1,127,667	768,696	0.6%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	13.49%		11/16/2020	10/20/2031	6,170,000	5,462,979	3,695,141	3.0%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	21.61%		5/28/2021	7/18/2034	7,140,000	5,466,530	4,564,217	3.7%

Apex Credit CLO 2022-1A
Subordinated Notes	16.85%		4/28/2022	4/22/2033	8,833,176	7,075,592	5,391,791	4.4%

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	4/20/2028	1,200,000	424,911	66,052	0.1%

Atlas Senior Loan Fund X Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	1/15/2031	5,000,000	2,033,362	445,299	0.4%

Atlas Senior Loan Fund XVII Ltd.
Subordinated Notes	20.41%		9/20/2021	10/20/2034	6,000,000	4,595,658	3,185,190	2.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Battalion CLO IX Ltd.
Subordinated Notes - Income	10.21%		10/10/2018	7/15/2031	$1,079,022	$579,787	$276,746	0.2%
Subordinated Notes	10.21%		10/10/2018	7/15/2031	1,770,978	951,567	454,218	0.4%
					2,850,000	1,531,354	730,964	0.6%
Battalion CLO XI Ltd.
Subordinated Notes	13.37%		3/20/2019	10/24/2029	5,000,000	3,769,016	2,763,910	2.3%

Battalion CLO XV Ltd.
Subordinated Notes	30.45%		5/4/2023	1/17/2033	3,500,000	1,816,185	1,880,141	1.5%
Subordinated Notes	30.45%		5/4/2023	1/17/2033	3,500,000	1,816,185	1,880,141	1.5%
					7,000,000	3,632,370	3,760,282	3.0%
Battalion CLO XIX Ltd.
Subordinated Notes	22.68%		3/16/2021	4/15/2034	5,000,000	2,905,455	2,596,420	2.1%

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	7.46%		9/18/2019	1/15/2030	3,701,700	2,096,779	1,047,185	0.9%

Bridge Street CLO III Ltd.
Subordinated Notes	20.85%		12/28/2022	10/20/2034	6,900,000	3,855,490	4,818,876	3.9%

Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	14.56%		9/28/2023	10/15/2035	4,847,312	4,480,034	4,480,034	3.7%

Crown Point CLO 4 Ltd.
Subordinated Notes	3.53%		3/22/2019	4/20/2031	5,000,000	2,734,242	1,304,328	1.1%

Dryden 30 Senior Loan Fund
Subordinated Notes(7)(8)	0.00%		10/5/2018	11/15/2028	1,000,000	280,691	96,002	0.1%

Dryden 38 Senior Loan Fund
Subordinated Notes	1.19%		10/5/2018	7/15/2030	2,600,000	1,247,276	667,630	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Dryden 41 Senior Loan Fund
Subordinated Notes(7)	0.00%		10/5/2018	4/15/2031	$2,600,000	$846,172	$371,869	0.3%

Dryden 53 CLO, Ltd.
Subordinated Notes - Income	3.50%		10/5/2018	1/15/2031	3,200,000	1,486,858	638,530	0.5%
Subordinated Notes	4.94%		10/1/2019	1/15/2031	500,000	225,293	99,770	0.1%
					3,700,000	1,712,151	738,300	0.6%
Dryden 60 CLO, Ltd.
Subordinated Notes	6.17%		4/23/2021	7/15/2031	5,950,000	4,127,349	2,609,103	2.1%

Dryden 76 CLO, Ltd.
Subordinated Notes	14.41%		9/27/2019	10/20/2032	2,250,000	1,888,821	1,490,431	1.2%

Dryden 87 CLO, Ltd.
Subordinated Notes	18.00%		6/2/2021	5/20/2034	5,000,000	4,190,877	3,530,728	2.9%

Dryden 95 CLO, Ltd.
Subordinated Notes	17.83%		7/29/2021	8/20/2034	6,000,000	4,749,999	3,961,859	3.2%

Dryden 98 CLO, Ltd.
Subordinated Notes	18.81%		3/17/2022	4/20/2035	5,500,000	4,332,419	3,906,117	3.2%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	10/25/2030	2,000,000	695,724	159,768	0.1%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	10.58%		5/26/2021	4/20/2032	3,500,000	2,477,927	1,395,214	1.1%

Elevation CLO 2021-13, Ltd.
Subordinated Notes	14.68%		6/9/2021	7/15/2034	6,026,765	4,526,335	2,992,305	2.4%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Elevation CLO 2021-14, Ltd.
Subordinated Notes	13.55%		10/29/2021	10/20/2034	$7,237,500	$5,759,233	$3,927,503	3.2%

Elevation CLO 2021-15, Ltd.
Subordinated Notes	13.16%		12/23/2021	1/5/2035	9,000,000	6,370,616	3,939,882	3.2%

Empower CLO 2023 - 3, Ltd.
Subordinated Notes	14.01%		12/21/2023	1/20/2037	10,675,000	7,595,043	7,595,043	6.2%

Flatiron CLO 2017-1, Ltd.
Subordinated Notes	5.97%		3/22/2019	5/15/2030	3,000,000	1,703,131	1,285,698	1.0%

Flatiron CLO 18 Ltd.
Subordinated Notes	6.97%		10/5/2018	4/17/2031	4,500,000	2,904,982	2,195,556	1.8%

Greenwood Park CLO, Ltd.
Subordinated Notes	3.97%		10/5/2018	4/15/2031	4,000,000	2,147,255	1,160,446	0.9%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	8.77%		3/20/2019	7/20/2031	3,000,000	1,732,385	803,205	0.7%

HarbourView CLO VII-R, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	11/18/2026	3,100,000	1,886,533	109,692	0.1%

Jamestown CLO XVI, Ltd.
Subordinated Notes	20.86%		7/29/2021	7/25/2034	3,500,000	2,600,349	2,224,590	1.8%

LCM 31 CLO
Subordinated Notes	17.56%		12/18/2020	1/20/2032	1,350,000	951,308	613,342	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Madison Park Funding XXIII, Ltd.
Subordinated Notes	14.36%		10/5/2018	7/27/2047	$4,000,000	$2,195,317	$1,790,858	1.5%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	12.93%		12/22/2020	10/18/2047	1,000,000	584,712	521,304	0.4%

Marble Point CLO X Ltd.
Subordinated Notes(7)	0.00%		10/5/2018	10/15/2030	7,000,000	2,903,820	1,036,262	0.8%

Marble Point CLO XI Ltd.
Subordinated Notes - Income(7)	0.00%		10/5/2018	12/18/2047	1,500,000	735,559	166,734	0.1%

Marble Point CLO XX Ltd.
Subordinated Notes	16.29%		4/9/2021	4/23/2051	5,125,000	3,843,341	2,896,518	2.4%

Marble Point CLO XXI Ltd.
Subordinated Notes	15.17%		8/24/2021	10/17/2051	5,250,000	4,018,155	3,101,737	2.5%

Marble Point CLO XXIII Ltd.
Subordinated Notes	15.75%		12/3/2021	1/22/2052	1,750,000	1,410,534	1,130,677	0.9%

MidOcean Credit CLO VII Ltd.
Subordinated Notes - Income(7)(8)	0.00%		3/20/2019	7/15/2029	3,275,000	1,047,083	—	—%

MidOcean Credit CLO VIII Ltd.
Subordinated Notes - Income	9.96%		1/14/2019	2/20/2031	3,225,000	1,772,257	763,432	0.6%

MidOcean Credit CLO IX Ltd.
Subordinated Notes - Income(7)	0.00%		11/21/2018	7/20/2031	3,000,000	1,627,442	633,489	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Niagara Park CLO, Ltd.
Subordinated Notes	14.06%		11/8/2019	7/17/2032	$4,500,000	$3,363,352	$2,657,957	2.2%

Octagon Investment Partners 39, Ltd.
Subordinated Notes	4.76%		2/27/2020	10/20/2030	3,600,000	1,887,297	989,355	0.8%

Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes	22.33%		8/25/2023	4/20/2034	4,500,000	2,637,291	2,555,529	2.1%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%		11/2/2018	4/18/2031	4,000,000	599,847	268,650	0.2%

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	23.59%		3/28/2022	4/15/2035	5,000,000	3,456,029	3,149,277	2.6%

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes(7)(8)	0.00%		10/10/2018	10/22/2031	2,778,000	1,103,093	429,360	0.4%

Trinitas CLO VIII
Subordinated Notes	7.17%		4/28/2021	7/20/2117	2,800,000	1,469,357	661,072	0.5%

Vibrant CLO X, Ltd.
Subordinated Notes(7)(11)	0.00%		5/23/2019	10/20/2031	8,000,000	3,926,768	1,426,865	1.2%

Vibrant CLO XIII, Ltd.
Subordinated Notes	17.53%		6/3/2021	7/15/2034	5,000,000	3,973,318	3,306,824	2.7%

Vibrant CLO XV, Ltd.
Subordinated Notes	26.07%		8/21/2023	1/20/2035	4,000,000	2,538,964	2,742,209	2.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Voya CLO 2017-4, Ltd.
Subordinated Notes	2.30%		10/5/2018	10/15/2030	$1,000,000	$537,213	$214,486	0.2%

Wind River 2015-1 CLO
Subordinated Notes	5.03%		4/28/2021	10/20/2030	2,600,000	1,114,660	550,236	0.4%

Webster Park CLO
Subordinated Notes	8.17%		4/23/2021	1/20/2027	3,363,000	1,787,173	1,010,160	0.8%

Zais CLO 3, Limited
Subordinated Notes - Income(7)(8)	0.00%		10/10/2018	7/15/2031	1,038,255	491,947	84,473	0.1%
Subordinated Notes(7)(8)	0.00%		10/10/2018	7/15/2031	1,761,745	834,659	143,337	0.1%
					2,800,000	1,326,606	227,810	0.2%

Total CLO Equity Securities					$274,037,453	$174,394,038	$124,656,331	101.5%

Loan Accumulation Facilities(9)

Allegro CLO XVI, Ltd
Loan Accumulation Facility	15.50%		6/2/2023	5/5/2025	$2,623,750	$2,623,750	$2,623,750	2.1%

Apex Credit CLO 2022-II Ltd.
Loan Accumulation Facility	15.50%		9/22/2023	9/22/2024	3,000,000	3,000,000	3,000,000	2.4%

Empower CLO 2024-1, Ltd
Loan Accumulation Facility	15.50%		11/20/2023	11/20/2024	1,700,000	1,700,000	1,700,000	1.4%

Total Loan Accumulation Facilities					$7,323,750	$7,323,750	$7,323,750	5.9%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Other CLO equity-related investments
CLO other(10)	19.06%					$874,878	$923,582	0.8%

Total Investments					$326,300,734	$225,314,651	$177,635,351	145.0%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    We do not “control” and are not an “affiliate” of any of our portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, we would be presumed to “control” a portfolio investment if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if we owned 5% or more of its voting securities.
(3)    The rate disclosed on CLO equity securities is the estimated effective yield, generally established at purchase, and reevaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities represents the estimated yield to be earned on the investment through estimated redemption. As of January 31, 2024, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 13.59% (excludes discount accretion on CLO debt investments).
(4)    CLO debt securities bear interest at a rate determined by reference to three-month Secured Overnight Financing Rate (“SOFR”) which resets quarterly. The rate provided for each CLO debt security is as of January 31, 2024.
(5)    The fair value of all investments was determined in good faith by OFS Advisor using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities less contractual payments to debt holders and fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of January 31, 2024, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is equal to or less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing.
(9)    Loan Accumulation Facilities are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(10) Fair value represents discounted cash flows associated with fees earned from CLO equity-related investments.
(11) As of January 31, 2024, the investment has been optionally redeemed and is in the process of liquidating. Remaining residual distributions are anticipated to be recognized as a return of capital.